Exhibit 99.11

Press Release

Total announces third 2018 interim dividend - Update

Corrects label for “ADR period to elect to receive the payment in new shares”

Paris, October 26, 2018 -  In accordance with the Board of Directors decision of February 7, 2018 regarding the 2018-20 shareholder return policy, the third 2018 interim dividend is set at 0.64 euro per share, an increase of 3.2% compared to the three interim dividends and the final dividend paid for the 2017 fiscal year. This interim dividend is stable compared to the second 2018 interim dividend.

The Board of Directors will meet on March 13, 2019, to declare the distribution conditions of this third 2018 interim dividend payment.

According to the fourth resolution adopted by the Combined General Meeting of June 1, 2018, the option to pay this third 2018 interim dividend in new shares of the company will be proposed to shareholders and the payment will be made according to the following timetable:

Ex-dividend date                                           March 19, 2019

Period to elect to receive                              March 19-28, 2019

the payment in new shares

Payment date in cash                                   April 5, 2019
or shares issued in lieu of cash

In order to avoid dilution in connection with the issuance of new shares, the Group will proceed to buy back the newly issued shares in order to cancel them.

Holders of Total’s American Depositary Receipts (“ADRs”) will receive the third 2018 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date                                    March 15, 2019

ADR period to elect to receive *                 March 19-25, 2019

the payment in new shares

ADR payment date in cash                            April 12, 2019
or shares issued in lieu of cash

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

* Incorrectly labelled as “ADR Record Date” in original version

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.